

February 10, 2015

<u>Via E-mail</u>
Michael A. Noel
Chief Executive Officer
NCM Financial, Inc.
Rosewood Court
2101 Cedar Springs Road, Suite 1050
Dallas, TX 75201

> **Re:** **NCM Financial, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 16, 2015**
> **File No. 333-193160**

Dear Mr. Noel:

We have the following comment after reviewing the above-referenced amendment to your registration statement.

<u>General</u>

1. The amendments to your consulting agreements with IOTA Capital Corp. and Keystone Trading, Ltd., filed as Exhibits 10.18 and 10.19, respectively, appear to indicate that you will issue shares upon the effectiveness of this registration statement and then at certain intervals thereafter. Further, it appears that the issuances to be made after the initial issuance will be forfeited if certain performance conditions are not satisfied. With respect to the above, please:

   - Amend your registration statement to remove from registration those shares that are subject to performance conditions and are to be issued after the initial issuance. In this regard, it is our position that the offering of these shares is not complete and, thus, resale registration is not available. For additional guidance, please consider Question 134.01 of our Securities Act Sections Compliance and Disclosure Interpretations.

   - Reconcile the terms of the amended consulting agreements with the disclosure in your prospectus. In this regard, the agreements appear to state that shares will be first issued upon the effectiveness of this registration statement while your disclosure indicates that 13,475,000 shares and 15,000,000 shares have already been issued to IOTA and Keystone, respectively (e.g., pages 31-32).

- Revise Item 15 on page 61 to provide the information required by Item 701 of Regulation S-K for each issuance of shares. In this regard, briefly state the facts relied upon in reaching your conclusion that the cited exemption or exemptive rule was available for each specific issuance.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC